October 7, 2014

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Amanda Ravitz
Assistant Director

Re:	Kogeto, Inc. Amendment No. 3 to Form 8-K Filed August 29, 2014 Form 10-Q for Fiscal Quarter Ended June 30, 2014 File No. 000-51997

Ladies and Gentlemen:

On behalf of Kogeto, Inc., a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of Kogeto’s Current Report on Form 8-K/A (Amendment No. 4), dated January 6, 2014 (the “Current Report”).

The Current Report responds to the comments received from the staff of the SEC by letter, dated September 12, 2014, with respect to the company’s Current Report on Form 8-K/A (Amendment No. 3) filed on August 29, 2014, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 filed on August 18, 2014. For the convenience of the staff, each of its comments is reproduced and precedes the company’s respective responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Current Report.

October 7, 2014

Amendment No. 3 to Form 8-K filed on August 29, 2014

Merger Agreement, page 1

1.	We note your response to the first bullet point in prior comment 1. Please revise to disclose the designation of the shares referenced in your response and indicate when the designation occurred. With a view to disclosure, please also:

•	Tell us who received the designated shares, including any affiliates of the parties to the merger, and the amounts they received;

•	Explain to us what consideration, if any, the designees provided for their shares;

•	Tell us whether and when Mr. Solko filed any report required by Section 13(d) or 16 related to the designation. Also tell us whether and when your current affiliates filed any such reports; and

•	Provide us an analysis of whether and how the designation complies with Section 5 of the Securities Act. Also, if there is a risk that the designation did not comply with Section 5, please disclose material risks to the company or the designees.

Response: In response to the staff’s comment, we have disclosed on page 1 that on or about March 24, 2014, Mr. Solko designated 4,045,007 shares of common stock of the company for nominal consideration as follows: 3,118,705 shares to Baytree Capital Partners, LLC, 250,000 shares to Baytree Capital Associates, LLC, 250,000 shares to Michael Gardner, and 426,302 shares to Lynda Gardner. Michael Gardner is the sole beneficial owner and member of Baytree Capital Partners, LLC and Baytree Capital Associates, LLC. Lynda Gardner is the wife of Mr. Gardner, but Mr. Gardner claims to have no direct or beneficial ownership interest in her shares.

As reported by the Schedule 13D filed by the Baytree entities and Mr. Gardner on June 24, 2014, Mr. Gardner acquired a total of 3,618,705 shares from Mr. Solko in exchange for a cash payment of $3,619 on or about March 24, 2014.

Mr. Solko has not filed any ownership reports required by Section 13(d) or 16 related to the designation.

As noted on the SEC’s website, Jeff Glasse, the company’s Chief Executive Officer, and John Clark, the company’s Chief Financial Officer, filed Forms 3 on April 29, 2014 and May 13, 2014, respectively. Directors H. David Sherman and Roy Pea filed Forms 3 on May 15, 2014. Mr. Glasse will file a Schedule 13D.

The transfer of the 4,045,077 shares by Mr. Solko to the Baytree Capital entities and Mr. and Mrs. Gardner noted above has been described to the company as an exempt private resale of control securities under so-called Section 4(a)(1-1/2). In March 2014, Mr. Solko, the company’s former President, sold shares of the company’s common stock privately to these four related entities and individuals after converting shares of the company’s series A preferred stock that he had held since 2008. Although it has been described to the company that these sales were exempt from registration under applicable federal securities laws, if such sales were not exempt, it is possible that the SEC or others may assert claims against the company arising from these events. The company has considered the potential risks to itself and the designees, and believes that it should not be held liable for possible securities law violations by its former President. The company does not believe that a remedy such as being compelled to rescind the transfers and repurchase the shares is practicable or likely. Likewise, as the company did not aid or abet any violation of federal securities laws, the company does not believe any claims against it are practicable or likely. Nonetheless, in the event of any adverse finding in a related legal proceeding against the company, the company may be adversely affected. The company has concluded, however, that any impact would not be material and, therefore, has not included a risk factor with regard to these events.

October 7, 2014

2.	We note your response to the second bullet point in prior comment 1 and your revised disclosures on page 16. Please reconcile your disclosure that the merger was not conditioned on the sale of the assets with Section 5.11 of the merger agreement, which appears under the heading “Conditions Precedent to Obligations of Kogeto.” Please also reconcile Mr. Solko’s January 14, 2014 execution of agreements in the capacity as president of Northeast Automotive Holdings, Inc. with your disclosure on page 40 and elsewhere that Mr. Solko resigned all positions on January 6, 2014.

Response: In response to the staff’s comment, we disclosed in the risk factor on page 16 that the sale was erroneously described in the Merger Agreement as a condition to the reverse merger that closed on January 6, 2014, when, in fact, the sale occurred after the closing of the reverse merger on or about January 14, 2014. The merger was not conditioned on the sale of the assets, and Section 5.11 of the Merger Agreement was not given any effect by the parties. While there was no formal amendment, the parties effectively waived this condition. Had the sale occurred prior to the closing of the reverse merger, Nevada corporate law would have required the affirmative vote of stockholders holding a majority of its voting power to approve the sale and federal securities laws would have required compliance with its proxy rules. It is possible that a pre-reverse merger stockholder of our company could challenge the sale of the pre-reverse merger automotive business and seek to unwind that transaction. In such event, while we do not expect that any such action would have a material effect on our company at this time, it would be disruptive to our continuing business and management.

In response to the staff’s comment, we have updated our disclosure on pages 36, 40 and 41 to correspond to our updated disclosure in Part III Item 10 of our Form 10-K filed on May 27, 2014, which states the following, “William Solko resigned as Chief Executive Officer, Chairman and Director of our company upon the closing of the merger on January 6, 2014 and as President of our company effective upon the completion of the company’s Form 10-Q filings for the first three quarters of 2013 on February 22, 2014.”

October 7, 2014

Financial Advisory Agreement, page 4

3.	We refer to your response to prior comment 2. Please reconcile the agreement dates disclosed on pages 4 and 48.

Response: In response to the staff’s comment, the agreement date of the Baytree agreement has been changed on page 4 to “December 30, 2013.”

The Merger, page 4

4.	We refer to your revised disclosure in response to prior comment 6. Please revise to describe the “ongoing obligations” and “certain obligations of Kogeto Lucy LLC and the amount of proceeds applied to each of those obligations. Please ensure that your disclosure accounts for the entire $1,719,850.

Response: In response to the Staff’s comment, disclosure has been added to page 4 to describe the amount of proceeds applied to “ongoing obligations” and retiring “certain obligations” of Kogeto Lucy LLC.

Overview of our Business, page 5

5.	We note your response to prior comment 7 but it is unclear when the first sale of common equity security pursuant to an effective registration statement under the Securities Act of 1933 occurred. Accordingly, please tell us when the IPO occurred and provide us with the filing number of the registration statement.

Response: In response to this comment and comment 7 in the staff’s July 17, 2014 comment letter, the Current Report has been revised to include appropriate disclosure with respect to the company being an “emerging growth company.” See pages 4, 26 and 27. As noted by the staff, the company has never issued securities in a public offering pursuant to a registration statement under the Securities Act, and otherwise meets the requirements to be an emerging growth company.

Our Product Line, page 5

6.	We note your response to prior comment 8; however, your response and revised disclosures do not address the extent of the delays you have experienced or are currently experiencing. Accordingly, please tell us and, if material, disclose the extent to which your previous projections have been inaccurate.

October 7, 2014

Response: In response to the staff’s comment, we disclosed in the Form 8-K/A (Amendment No. 3) filed on August 29, 2014 that we have in the past and may continue from time to time in the future experience delays due to the complex nature of our camera systems and/or lack of development funding resources.

Our previous projections in our Form 8-K filed on January 15, 2014, stated that we expect to launch sales and begin shipping Joey in the first quarter of 2014 and bring Dot to the Android platform starting with the Galaxy S4 in Q4 2013. Then, our projections in our amendments to Form 8-K, were revised to state that we expect to launch sales and begin shipping Joey in the third quarter of 2014 and to bring Dot to the Android platform and expect to release a version for the Samsung Galaxy S5 in the third quarter of 2014.

As noted above and disclosed in the Form 8-K/A (Amendment No. 3) filed on August 29, 2014, we have experienced delays in funding in the amounts expected which has affected the timing of the development of our products. We have experienced these delays in 2013 and they have continued after the merger in 2014. This has delayed the hiring of internal development staff and thus we have been mostly dependent on utilizing lower cost outside consultants which has been cost effective but until recently has not been efficient. This has also affected our business strategy and we have had to make adjustments along the way.

We have disclosed our current business strategy in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our latest Form 10-Q for the quarter ended June 30, 2014 filed on August 18, 2014. Below are some key expectations from this business strategy section:

•	From a product development standpoint, we are focusing our efforts on releasing our new lower-cost next generation professional-grade 360° panoramic video camera Joey this summer. In addition, we will begin developing an enhanced version of Dot in conjunction with the refinement and realignment with other phone models at the end of this year.

•	In addition, we expect to launch a Kickstarter campaign in the third quarter of 2014 for presales of Joey with revenue for these presales expected to be recorded in the fourth quarter of 2014 upon the shipment to the buyers.

•	In connection with our Dot product, we expect to sell Dot in conjunction with the release and marketing efforts associated with the launch of Joey. Upon the successful launch of Joey, we will begin to develop an enhanced version of Dot at the end of this year for sale in 2015. We plan to renew and establish new retail partners as the outlet for Dot sales in 2015.

We have released Joey simultaneously with the launch of our Kickstarter campaign on September 17, 2014 and currently believe and expect that we can carry out this business strategy.

October 7, 2014

We do not believe additional disclosure is necessary with regard to product launch delays, and strongly feel that the existing disclosure adequately covers historical experiences. The company will monitor this disclosure in all future filings.

Dot, page 7

7.	Please disclose your response to prior comment 9.

Response: In response to the staff’s comment, the following disclosure has been added on page 7. Our Dot product was sold by Frys, J&R, B&H and Apple through our distribution agreements with Dr. Bott and Navarre. Our Dot product was sold by Frys, J&R and B&H through approximately the end of the second quarter of 2013, and by Apple through the end of the third quarter of 2013. Our relationship with Staples was direct and ended in January 2013. These relationships ended due to slow sales, as sales of our Dot product decreased significantly in 2013 as a result of inadequate funds required to develop an enhanced version with an improved optic. We believe the market for our Dot product required a release of an improved product in order to maintain or increase sales levels for both repeat and new customers.

Lucy, page 8

8.	Please revise your disclosure to clarify how the solution that Mr. Glasse created was done “in connection” with the Measures of Effective Teaching Project.

Response: In response to the staff’s comment, we have revised our disclosure on page 8 to add the following, “to capture video of participating teachers in the MET project to collect and analyze data about the instruction style of each teacher” to the end of the previous disclosure to clarify the connection.

Distribution, page 11

9.	We note the revised disclosures made on the trading agreement in the last paragraph of this section. As indicated, the trade credits could be used with Ionic Trading for a combination of trade credits and cash. Also, the agreement has a term of three years (beginning as of February 2013) and any trade credits not used before the end of the term will expire. Please tell us how transactions with Ionic Trading are accounted for and revise future filings to disclose your accounting for these transactions. In that regard, specifically addressing the fact that the trade credits expire, describe how this impacts your accounting requirements for revenue recognition.

Response: In response to the staff’s comment, the transactions with Ionic Trading were recorded as follows:

October 7, 2014

•	In the year ended December 31, 2013, we recorded sales of $96,855 of which we received cash of $23,361 and trade credits of $73,494 for the 5,127 Dots shipped to Ionic. The cost of goods sold recorded for these Dots was $87,081. The trade credits were recorded as assets on the balance sheet as prepaid marketing and $1,050 of these trade credits was used for online media marketing.

Upon further review of the accounting for the Ionic Trading transactions, we believe that the transactions should have been recorded as nonmonetary transactions in accordance with Accounting Standards Codification 845, Nonmonetary Transactions. We believe the amount of cash and trade credits received represents the fair value of Dot and a gain should have been recognized based on the difference between the fair value of Dot and the carrying amount of the Dot inventory. The net effect of this change to our financial statements as of December 31, 2013 would be a decrease in sales of $96,855 and a decrease in cost of goods sold of $87,081 but the net effect of the gain included in our net loss of $1,305,855 for the year ended December 31, 2013 would remain the same at $9,774. The company considered this change and concluded that it would not be material and, therefore, does not intend to restate the financial statements as of December 31, 2013.

In addition, we evaluated the trade credits at each balance sheet date for impairment and concluded that the company expects to fully utilize the recorded amount of the trade credits.

10.	With respect to the trading agreement, please revise to explain the material terms of all trades that were made prior to your initial filing of the Form 8-K. For instance, please disclose when material trades were made and the number of product units that you shipped to Ionic. For applicable periods, please disclose (1) the amount of cash you received and (2) the amount of trade credits you received. Please also disclose, as applicable, the amount of trade credits you used during those periods and whether you had a trade credit balance as of those dates.

Response: In response to the staff’s comments, we have updated the disclosure on page 11 to include the details of dates and number of units shipped to Ionic, the amount of cash received from Ionic, the amount of trade credits received from Ionic, the amount of trade credits used and the trade credit balance with Ionic as of the applicable periods.

Intellectual Property, page 11

11.	We note your response to prior comment 15. Please revise to explain the unique function that the patent protects.

Response: In response to the staff’s comment, we have revised our disclosure on page 12 to explain that our patent on Panoramic Afocal Attachment only covers the aesthetic design of our Dot product.

October 7, 2014

Net Sales, page 30

12.	We note your revised disclosures in response to prior comments 23 and 24. Please revise the final sentence under the heading to identify whether the $166,000 shipment was for Lucy or Lucy S product.

Response: In response to the staff’s comment, we have revised the final sentence under the heading Net Sales on page 30 to identify the shipment as our Lucy product.

Directors and Executive Officers..., page 36

13.	We note your revised disclosures in response to prior comment 26. Please revise to disclose the names and principal businesses of each company that employed Mr. Clark during the September and October 2013 period.

Response: In response to the staff’s comment, we have revised the disclosure on page 36 to state that from September 2013 to November 2013, Mr. Clark was seeking new consulting opportunities.

14.	We note your revised disclosures in response to prior comment 27. Please also disclose AgFeed’s bankruptcy filings pursuant to Regulation S-K, Item 401(f)(1).

Response: In response to the staff’s comment, we have updated the disclosure on page 37 to state the following, “On July 15, 2013, AgFeed filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware.”

Outstanding Equity Awards..., page 41

15.	Your response to prior comment 30 does not address the final two sentences of the comment. Please tell us whether investors hold options to acquire ownership interests in your subsidiary and the extent of the ownership that could be acquired by these investors. Please also tell us whether those investors are related parties. If the outstanding options in the subsidiary were or will be converted into securities of the registrant in connection with the merger, please disclose the terms of the conversion. Please also reconcile the disclosure in the table with your disclosure on page 39 regarding no options outstanding prior to the merger.

Response: In response to the staff’s comment, there were no options outstanding in Kogeto, Inc., a publicly traded Nevada corporation (formerly Northeast Automotive Holdings, Inc.) (the “Company”) prior to the merger. Upon the merger, there were no options outstanding in Kogeto Technologies, Inc., a privately held Delaware corporation (formerly Kogeto, Inc.) (“Old Kogeto”), as they were converted into common stock of Old Kogeto and included in the 24,357,087 shares of our common stock issued in the Merger. Included in the 24,357,087 shares of our common stock issued in the Merger were 1,354,821 shares of our common stock issued to the holders of stock options of Old Kogeto and 289,478 shares of our common stock issued to previous holders of stock options of Old Kogeto.

October 7, 2014

Preferred Stock, page 44

16.	Please reconcile the disclosed January 1, 2013 conversion date with the fourth recital to the Stock Cancellation Agreement.

Response: In response to the staff’s comment, the 10,000,000 shares of series A convertible preferred stock were supposed to “automatically” convert into 10,000,000 shares of our common stock on April 22, 2011, pursuant to the terms of Section 4 of the Company’s Certificate of Designation of the Company’s Series A Convertible Super Preferred Stock filed with the Secretary of State of the State of Nevada on April 24, 2008. The company, however, did not issue physical certificates for the 10,000,000 shares of common stock until after the Stock Cancellation Agreement was executed, as the company was not active prior thereto. We disclosed that the preferred stock converted on January 1, 2013, which is the date the conversion was recorded.

Rule 144, page 45

17.	We note your responses to prior comments 1 and 35 and your revised disclosures on page 45. Please revise to disclose the Rule 144 status of the 4,045,077 shares that Mr. Solko designated and provide us with an analysis that supports your revised disclosure.

Response: In response to the staff’ comment, we have revised our disclosure to state that the shares designated by Mr. Solko are subject to the same one-year Rule 144 holding period ending in January 2015 as are pre-merger Kogeto holders who received shares of the company’s common stock in the merger.

Unregistered Sales..., page 47

18.	We note your response to prior comment 36. Please revise to disclose the number of purchasers in each offering. Also, given that you continue to claim reliance on Regulation D for the transactions mentioned in your disclosure, please also include a risk factor disclosing the potential consequences of your failure to file required Form D filings.

Response: As requested by the staff, we have revised our disclosure on page 47 to disclose the number of purchasers in each offering. Also, we have included a risk factor on page 26 disclosing the potential consequences of our failure to file required Form D filings.

October 7, 2014

Form 10-Q for the quarter ended June 30, 2014

Consolidated Statements of Stockholders’ Deficit, page 3

19.	Please tell us how you believe this statement properly reflects the recapitalization resulting from the reverse merger completed on January 6, 2014. In that regard, please explain to us the basis for the amounts presented as the beginning balance here and also how the amounts presented to reflect the recapitalization were calculated.

Response: In response to the staff’s comment, we believe this statement properly reflects the recapitalization from the reverse merger completed on January 6, 2014 as the line for recapitalization reflects the common stock account of the publicly traded company Kogeto, Inc., a Nevada corporation (formerly Northeast Automotive Holdings, Inc.) which continues post-merger, while the accumulated deficit was eliminated as the historical operations are deemed to be those of the operating company, Kogeto Technologies, Inc., a Delaware corporation (formerly Kogeto, Inc.) (“Old Kogeto”).

The basis for the amounts presented as the beginning balance as of December 31, 2013 in the Consolidated Statements of Stockholders’ Deficit in the Form 10-Q for the quarter ended June 30, 2014 is based on the amounts represented in the ending balance as of December 31, 2013 in the Consolidated Statements of Stockholders’ Deficit in Exhibit 99.1 filed with Amendment No. 2 to Form 8-K adjusted for the conversion of Series A preferred stock and common stock of Old Kogeto into shares of our common stock. There were 10,040,223 shares of our common stock issued to the holders of 3,916,655 shares of Series A preferred stock of Old Kogeto and 9,932,094 shares of our common stock issued to the holders of 7,284,000 shares of common stock of Old Kogeto for a total of 19,972,317 shares of our common stock. The common stock amount was adjusted to $19,972 based on the par value of $0.001 of our common stock and the difference was adjusted in the beginning additional paid-in capital. The accumulated deficit of $5,173,426 is carried forward in the beginning balance of the recapitalized company as the historical operations are deemed to be those of Old Kogeto.

*      *      *

Kogeto hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) Kogeto may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 7, 2014

Kindly address any remaining comments or questions that you may have concerning this letter or the Current Report to me at (212) 451-2234 or, as to accounting matters, to John Clark, Kogeto’s Chief Financial Officer, at (646) 490-8169.

Very truly yours,

Spencer G. Feldman

cc:	Joseph McCann, Esq. Mr. David Burton Mr. Jay Webb SEC Division of Corporation Finance Mr. Jeff Glasse Mr. John Clark Kogeto, Inc.